モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

July 26, 2004

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

<u>Notice of Resolutions Adopted at the 16th Ordinary General Meeting of Shareholders (the "Notice")</u>. On June 29, 2004, the Company forwarded the Notice to its shareholders. An English translation of the Notice is attached hereto as <u>Exhibit A</u>.

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Securities and Exchange Commission
July 26, 2004
Page Two

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Jason Tomita

Enclosures

cc: Mr. Akatsu
D. Perkins
M. Uchida

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ENGLAND

tk-135935

EXHIBIT A

(Translation provided for reference only)

June 29, 2004

Dear Shareholders:

Fujitsu Support and Service Inc.
26-1, Minami-Oi 6-chome, Shinagawa-ku, Tokyo

President
Junji Maeyama

Notice of Resolutions Adopted at the 16th Ordinary General Meeting of Shareholders

This serves to notify you of the following report and resolutions which were made at the 16th Ordinary General Meeting of Shareholders of Fujitsu Support and Service Inc. (the "Company"), which was convened on June 29, 2004.

Description

Reported Matters **Report on the Business Report, the Balance Sheet and the Statement of Income for the 16th Business Term (from April 1, 2003 to March 31, 2004).**
A report was given on the contents of these financial statements.

Resolved Items

First Item: **Appropriation of Retained Earning of the 16th Business Term.**
This item was adopted as originally proposed, and a dividend was set at 5 yen per share.

Second Item: **Approval of the Proposed Share Exchange Pursuant to the Share Exchange Agreement between the Company and Fujitsu Limited.**
This item was adopted as originally proposed. Shares will be exchanged on October 1, 2004, and the Company will become a wholly owned subsidiary of Fujitsu Limited, and Fujitsu Limited will, when exchanging shares, allot to the Company's shareholders two point seven two (2.72) common shares of Fujitsu for each common share of the Company possessed by the shareholders, not including those shares of the Company that are held by Fujitsu Limited.

Third Item: **Election of fifteen Members of the Board.**
This item was adopted as originally proposed. Taketoshi Ishii, Yoshiichi Ueno, Toshihiro Sunohara, Tatsuo Urakawa, Tadao

Kubodera, Kyoichi Kutsuna, Teruo Raku and Kazuyuki Nishikawa were reelected, and Junji Maeyama, Kenzo Endo, Kenji Ueno, Toshihide Horii, Komei Saito, Kiyotaka Oguri and Kazuo Shimauchi were elected Members of the Board. All assumed their offices thereupon.

Fourth Item: **Election of Four Corporate Auditors.**
This item was adopted as originally proposed. Kazuo Gejo, Akira Kato, Takashi Takaya and Hideo Sekine were elected. All assumed their offices thereupon. Corporate Auditors Akira Kato and Takashi Takaya are outside corporate auditors in accordance with Article 18(1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations."

Fifth Item: **Payment of retirement allowances to retiring Members of the Board and retiring Corporate Auditors.**
This item was adopted as originally proposed. As a reward for their services during the term of their office, retirement allowances will be paid to the retiring Members of the Board (Tatsuhiko Ohtaki, Yasuo Ohi, Tamotsu Hirai, Syohei Matsubara, Kazuo Gejo and Kenzo Matsumoto) and the retiring Corporate Auditors (Masashi Shiraki and Hideki Igarashi), within the limits of reasonable amounts in accordance with the regulations set by the Company. The matters concerning the actual amounts, timing and method of payment with regard to the retiring Members of the Board will be entrusted to the Board of Directors, and the same with regard to the retiring Corporate Auditors will be entrusted to the Corporate Auditors.

Senior Management

The President, Executive and Senior Vice Presidents were appointed as follows at the Board of Directors Meeting held after the close of the Ordinary General Meeting of Shareholders, and they assumed their offices thereupon.

Thus, this serves to notify you of the senior management of the Company as of June 29, 2004.

President	Junji Maeyama	Member of the Board	Kenji Ueno
Executive Vice President	Taketoshi Ishii	Member of the Board	Toshihide Horii
Executive Vice President	Yoshiichi Ueno	Member of the Board	Komei Saito

Senior Vice President	Toshihiro Sunohara	Member of the Board	Kiyotaka Oguri
Senior Vice President	Tatsuo Urakawa	Member of the Board	Kazuo Shimauchi
Senior Vice President	Kyoichi Kutsuna	Standing Corporate Auditor	Kazuo Gejo
Member of the Board	Tadao Kubodera	Standing Corporate Auditor	Akira Kato
Member of the Board	Teruo Raku	Corporate Auditor	Takashi Takaya
Member of the Board	Kazuyuki Nishikawa	Corporate Auditor	Hideo Sekine
Member of the Board	Kenzo Endo		

Payment of the Year-End Dividend for the 16th Business Term

The year-end dividend for the 16th Business Term will be paid by means of the presentation of the enclosed "Postal Transfer Payment Notice." Please visit your nearest post office during the payment period (June 30 through July 30, 2004) to receive the payment.

Those persons who have specified a bank account or postal savings account for automatic transfer of the year-end dividend should verify to the "Year-End Dividend Calculation Sheet" and "Confirmation of the Dividend Direct Account Transfer Details" forms enclosed herewith.

Information Concerning Share Exchange Procedures

The second of the Resolved Items set forth above (Approval of the Proposed Share Exchange Pursuant to the Share Exchange Agreement between the Company and Fujitsu Limited) was adopted at the Ordinary General Meeting of Shareholders. Common shares of the Company held by the Company's shareholders will be exchanged for common shares of Fujitsu Limited at the appointed ratio on October 1, 2004. Concerning the Company's issued share certificates, common stock of Fujitsu Limited will be issued in exchange for share certificates of shares of the Company. If you hold shares certificates of the Company as described in item (2) below, you must submit them for exchange as per the procedures described below. If you hold share certificates of the Company as described in item (1) below, you do not need to follow such procedures.
(1) Common stock for which shareholders need not submit their share certificates for exchange:

① Shares held through a central securities custody and book-entry transfer system
② Shares that constitute less than one *tangen* investment unit (one hundred shares)
③ Shares that you have offered that do not have share certificates

(2) Common stock for which you have to submit your share certificates for exchange:

Unless your shares fall under the exceptions listed above in items (1) ①~③, you must submit your shares for exchange, specifically:

① If your share certificates are held for safe keeping deposit by a stock company (when your shares are not held through a central securities custody and book-entry transfer system)

② Share certificates that are kept by yourself

Regarding (i) concrete procedures by which to submit your share certificates, (ii) the schedule, and (iii) the necessary documents, we will send an "Announcement of Submission of Share Certificates" to our shareholders in the future. Please review the announcement and follow the procedures set forth therein.